ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Room B, 15th Floor, No. 77, Sec. 2, Dunhua S. Road, Taipei, Taiwan
Tel: (886) 2-2712-2558 Fax: (886) 2-2712-3557

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Bradley Ecker

Re:	Asia Pacific Wire & Cable Corporation Limited
Registration Statement on Form F-1
File No. 333-289970
Request for Acceleration of Effectiveness
Dear Mr. Ecker:
Asia Pacific Wire & Cable Corporation Limited (“APWC”) hereby requests that APWC’s Registration Statement on Form F-1 (File No. 333-289970), as amended, filed with the Securities and Exchange Commission on August 29, 2025, be declared effective at 10:00 a.m. (New York, NY time) on November 07, 2025, or as soon thereafter as practicable, once the SEC offices reopen following the current government shutdown.
APWC authorizes Ben Lee, its Chief Financial Officer, to orally modify or withdraw this request for acceleration.

Best Regards,

/s/ Ben Lee
Name:	Ben Lee
Title:	Chief Financial Officer